

February 10, 2011

<u>VIA US MAIL AND FAX (847) 585-2064</u>

Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

  Re: Career Education Corporation
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed February 25, 2010
    File No. 0-23245

Dear Mr. Graham:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director